MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated August 28, 2006, for the three month period ended June 30, 2006 and should be read in conjunction with the Company’s accompanying unaudited consolidated interim financial statements and the audited consolidated financial statements and MD&A for the year ended March 31, 2006.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration, development or capital expenditures.

Business

TAG Oil Ltd. is an independent Canadian oil and gas exploration company with international operations in the Taranaki, East Coast and Canterbury Basins of New Zealand. As of the date of this report, TAG holds interests in seventeen petroleum permits in the commercially proven Taranaki Basin, two interests in the East Coast Basin and three interests in the Canterbury Basin. Taranaki is a lightly explored area with a good discovery rate and the interests in Taranaki cover 99,571 net acres. In addition, the Company’s two interest in the East Coast Basin and three interests in the Canterbury Basin cover 310,360 and 1.45 million net acres, respectively in the noncommercialized, but proven prospective for oil and gas discovery.

Petroleum Property Acquisitions, Activities and Capital Expenditures for the quarter ended June 30, 2006

During the quarter ended June 30, 2006 the Company incurred $2,586,826 worth of expenditures on its oil and gas exploration properties and $22,168,070 related to the acquisition of Cheal Petreolum Limited. This compares to $229,133 of expenditures during the same quarter last year. The primary capital expenditures during the quarter were as follows:

Cheal Petroleum Limited (100%): $12.8 million was spent by the Company to acquire all of the outstanding shares of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited, all located in New Zealand. In addition to the cash payment of $12.8 million the Company issued five million common shares from treasury and granted a 0.775% gross overriding royalty on PEP 38738-D. Cheal Petroleum holds a 30.5% interest in the Cheal Oil Field (PEP 38738-S) and a 15.1% interest in the Cardiff Deep Gas Prospect (PEP 38738-D), collectively held under a mining permit “PMP 38156” that was granted in July 2006. An independent, National Instrument 51-101 report on the petroleum and natrual gas reserves on PEP 38738-S dated as of April 30, 2006 assigned the Cheal Oil Field gross proved undeveloped reserves of 1,589,700 boe, gross probable reserves of 1,830,000 boe and gross possible reserves of 1,592,000 boe, of which the Company holds a 30.5% interest in these reserves. Currently the Cheal-4 well in PEP 38738-S is averaging gross production of approximately 350 bbls of oil per day (TAG net: 105 bbls) as well as approximately 150mcf per day of natural gas.

PMP 38157 (33%): $1,944,644 of expenditures were made by the Company during the quarter relating to the long lead items purchased to prepare for the drilling of the Radnor-1a well. The Radnor-1a well will be operated by the Company and is budgeted to cost $5,500,000 with the Company paying 100% of the costs of the well. The Company is paying 66.66% of the costs of the well to earn a 33.33% interest in Radnor-1a and the Radnor production station. The Company is also sole-risking one other joint venture partners 33.33% interest in the well.

PEP 38258 (25%): $176,095 of expenditures have been incurred this quarter relating to a 400 kilometer 2-D seismic program recently completed on this offshore permit.

The Company has the following commitments for Capital Expenditure at June 30, 2006:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	13,510,000	13,510,000	-
Total Contractual Obligations (2)	13,510,000	13,510,000	-

(1)	The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration and development permit obligations and/or commitments.

(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $13,510,000 include exploration and development activities. Certain exploration commitments exceed the exploration work required under the permit terms to maintain the permits in good standing and are subject to change as work is completed and results are received. The material commitment amounts include:

PMP 38156 (PEP 38738-S 30.5% and PEP 38738-D 15.1%): $6,000,000 is currently commited to PMP 38156 over the next twelve months. The majority of the costs relate to the Cheal Oil Field Development Plan on PEP 38738-S that includes the drilling of at least four wells (two development and two exploration) and the construction of permanent production facilities, including a gas pipline.

PMP 38157 (33.33%): $3,555,356 is the remaining budgeted amount to drill and complete the Radnor-1a well in the second quarter of the 2007 fiscal year. As mentioned above the total budgeted cost to drill Radnor-1a is $5,500,000 with the Company paying 100% of the cost of the well.

PEP 38260 (100%): $1,440,000 is commited to drilling the Kate-1 well on this permit in late 2006. the Kate-1 well will be the first exploration well over the Kate anticline prospect.

PEP 38741 (45%): $590,000 is currently committed to the drilling of a shallow well on this permit later in the 2007 fiscal year as well as some minor costs associated with preparing to drill a deeper well targeting the Waitoriki prospect located on the permit next year.

PEP 38758 (100%): $1,584,000 is committed to the exploration efforts on this permit consisting substantially of costs relating to drill the Mangamingi-1 well in the second or third quarter of the 2007 fiscal year.

Results of Operations

The Company incurred a net loss for the first quarter of the 2007 fiscal year of $720,495 ($0.01 per share) compared to $207,038 ($0.01 per share) for same period last year.

The Company’s revenue for first quarter consisted entirely of interest income of $178,603 compared to $26,179 of interest income for the same period last year. The increase in interest income was a result of the Company’s increased working capital from financings completed during the 2006 fiscal year.

General and administrative (“G&A”) costs for the first quarter of the 2007 fiscal year increased to $461,804 from $274,490 for the same period last year (a 68% increase) due to the Company’s increased activity levels related to the Company’s assets. The main items contributing to the increased G&A were wages and travel costs. Wages accounted for 62% of the increase resulting primarily from the Company employing both a full-time exploration manager and chief geophysicist for the June 2006 quarter and to a lesser extent, from salary increases. Travel costs accounted for 26% of the increase relating to the Company’s acquisition, exploration and financing efforts. A comparative summary of the Company’s G&A costs over the three months ending June 30, 2006 is as follows:

	3 months ended June 30
	2006	2005
Consulting fees	$21,591	$-
Directors fees	6,000	6,000
Filing, listing and transfer agent	12,379	51,537
Exploration and reports	29,510	645
Office and administration	45,105	27,973
Professional fees	24,906	19,710
Rent	9,576	8,914
Shareholder relations and communications	49,187	22,572
Travel	69,721	21,366
Wages	231,271	115,773
Overhead recoveries	(37,442)	-
	$461,804	$274,490

In addtion to the G&A costs above, the Company recorded a foreign exchange loss for the first quarter amounting to $417,074 versus a foreign exchange gain of $67,959 for the comparable quarter last year. The foreign exchange loss was caused by the decline in the U.S. exchange rate applied to the Companies cash held in U.S. dollars at June 30, 2006.

The Company also recorded stock option compensation costs of $6,518 for the period ending June 30, 2006 (June 30, 2005: $19,974) relating to stock options granted during the quarter and the amortized cost of the Company’s directors and officers insurance of $12,094.

2006	2005

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Total
Revenue	-	-	-	-	-	-	-	-
General and
administrative	(461,804)	(443,804)	(402,270)	(284,300)	(274,490)	(326,217)	(175,313)	(211,095)
Foreign
Exchange	(417,074)	292,651	(5,562)	(292,895)	67,886	(59,228)	(56,994)	(21,467)
Stock option
compensation	(6,518)	-	(91,500)	(12,355)	(19,974)	(185,395)	-	-
Other	164,901	(89,676)	144,315	(38,330)	24,742	3,970	962	4,255
Net loss	(720,495)	(240,829)	(355,017)	(627,880)	(201,836)	(566,870)	(231,345)	(228,307)
Basic loss per
share	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)	(0.04)	(0.02)	(0.02)

Liquidity and Capital Resources

The Company began the 2007 fiscal year with 46,631,081 common shares issued and outstanding. During the first quarter ended June 30, 2006 the Company completed a private placement financing consisting of 40,000,000 shares at a price of $0.75 for net proceeds of $28,154,550. The Company also issued 5,000,000 common shares as part of the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited. Please refer to Notes 2 and 5 of the accompanying consolidate interim financial statements for more information.

The Company ended the first quarter with $27,900,656 (June 30, 2005: $5,403,110) in cash and cash equivalents and $29,081,254 (June 30, 2005: $5,591,161) in working capital. This compares to $18,753,695 in cash and cash equivalents and $17,843,233 in working capital for the year ended March 31, 2006. The Company is adequately funded to meet its capital and ongoing requirements for the next eighteen months based on the current exploration and development programs.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company has no off-balance sheet arrangements or proposed transactions.

Subsequent Events
On August 18, 2006 the Company submitted an application (PEP 38621) for consideration by the government of New Zealand relating to offshore acreage in the Northland Basin of New Zealand. The application covers 9,454,252 acres and has been interpreted as a logical interpretation of an extension to the Taranaki Basin and has had only one well drilled approximately ten years ago. The application is subject to government approval.

On August 18, 2006, the joint venture for PEP 38258, (Offshore Canterbury Basin), in accordance with permit work programme requirements, relinquished 50% of the permit area. The relinquished area of the permit was selected following a review of available data, including the recently acquired 2-D seismic data, to ensure the most attractive prospects and follow up leads were retained. As a result of the relinquishment the gross acreage covered by PEP 38258 was reduced from 2,706,920 (Net to TAG: 676,730) to 1,349,442 (Net to TAG: 337,361).

In August 2006, a joint venture partner of the Company withdrew from PEP 38744 and PEP 38256. As a result the Company has increased its interest in both permits to 100%. PEP 38744 consists of 27,414 acres onshore in the Taranaki Basin and PEP 38256 consists of 690,898 acres onshore in the Canterbury Basin.

Disclosure controls and procedures
The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective to ensure accurrate and complete disclosure.

Business Risks and Uncertainties
The business risks for the Company have not materially changed from the disclosure in the 2006 year end MD&A.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

BANKER
DIRECTORS AND OFFICERS	Bank of Montreal
Drew Cadenhead	Vancouver, British Columbia
President, CEO and Director
New Plymouth, New Zealand	LEGAL COUNSEL
Blake, Cassels & Graydon
Garth Johnson	Vancouver, British Columbia
Secretary, CFO and Director
Vancouver, British Columbia	Chapman Tripp
Wellington, New Zealand
Paul Infuso
Director	AUDITORS
Winnipeg, Manitoba	De Visser Gray
Chartered Accountants
James Smith	Vancouver, British Columbia
Director
Calgary, Alberta	REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
CORPORATE OFFICE	100 University Avenue, 9th Floor
Suite 1407, 1050 Burrard Street	Toronto, Ontario
Vancouver, British Columbia	Canada M5J 2Y1
Canada V6Z 2S3	Telephone: 1-800-564-6253
Telephone: 1-604-609-3350	Facsimilie: 1-604-661-9480
Facsimile: 1-604-682-1174

REGIONAL EXPLORATION OFFICE	ANNUAL GENERAL MEETING
117 Powderham Street	The Annual General Meeting will be held
P.O. Box 183	on September 22, 2006 at 10:00am at the
New Plymouth, New Zealand	offices of Blake, Cassels & Graydon located at
Suite 2600, 595 Burrard Street
SUBSIDIARIES	Vancouver, B.C. V7X 1L3
TAG Oil (NZ) Limited
TAG Oil (Canterbury) Limited	SHARE LISTING
Cheal Petroleum Limited	TSX Venture Exchange
Trading Symbol: TAO
SHAREHOLDER RELATIONS	OTC Bulletin Board
Telephone: 604-609-3350	Trading Symbol: TAGOF
Email: ir@tagoil.com
WEBSITE
SHARE CAPITAL	www.tagoil.com
At August 28, 2006, there were
91,631,081 shares issued and outstanding.
Fully diluted: 93,781,081 shares